Exhibit 99.1

SEVENTH AMENDING AGREEMENT TO
FOURTH AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT dated as of the 14th day of January, 2021.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

DENISON MINES INC., a corporation amalgamated under the laws of the Province of Ontario

(herein in its capacity as the borrower, “DMI”)

- and -

DENISON MINES CORP., a corporation amalgamated under the laws of the Province of Ontario

(herein in its capacity as the guarantor, “DMC” and, together with DMI, the “Obligors”)

- and -

THE SEVERAL LENDERS FROM TIME TO TIME PARTY THERETO (herein and therein in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Obligors, the Lenders and the Administrative Agent entered into a fourth amended and restated credit agreement dated as of January 30, 2015, (as amended by amending agreements dated January 27, 2016, January 31, 2017, January 15, 2018, April 9, 2018, January 29, 2019 and January 29, 2020, the “Credit Agreement”);

AND WHEREAS the parties hereto wish to, inter alia, amend a certain provision of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

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ARTICLE 1
DEFINED TERMS

1.1 Capitalized Terms.

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENT TO CREDIT AGREEMENT

2.1 General Rule.

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2 Maturity Date.

The definition of “Maturity Date” is hereby amended by deleting the reference therein to “January 31, 2021” and replacing it with “January 31, 2022”.

ARTICLE 3
CONDITIONS PRECEDENT

3.1 Conditions Precedent.

This agreement shall not become effective until the Administrative Agent, for and on behalf of the Lenders, has received from the Obligors (i) a non-refundable extension fee in the amount of $25,000, (ii) an officer certificate of a senior officer of each Obligor together with a certified true copy of a resolution of the board of directors of each Obligor authorizing the execution, delivery and performance of this agreement by the applicable Obligor, (iii) a legal opinion of counsel to the Obligors addressed to the Administrative Agent and the Lenders relating to the status and capacity of each Obligor and the due authorization, execution and delivery of this agreement, the enforceability of the Credit Agreement as amended by this agreement and such other matters as the Administrative Agent may reasonably request and (iv) except as delivered under the Existing Credit Agreement, share certificates representing all of the issued and outstanding shares of the Borrower duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney or as otherwise required under Applicable Law.

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ARTICLE 4
MISCELLANEOUS

4.1 No Default.

The Obligors represent and warrant to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

4.2 Future References to the Credit Agreement.

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

4.3 Governing Law.

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.4 Enurement.

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

4.5 Further Assurances.

The Obligors shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

4.6 Counterparts.

This agreement may be executed and delivered in one or more original, emailed (in ..pdf format), faxed or by other electronic means, signed counterparts, and by different parties in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

4.7 Confirmation of Security.

 Each Obligor confirms and agrees that the Liens and other obligations expressed to be created under or pursuant to each Security Document to which it is a party shall be binding upon such Obligor and its collateral (as described in each such Security Document) shall be

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unaffected by and shall continue in full force and effect notwithstanding the amendment to the Credit Agreement as constituted hereby and the execution and delivery and effectiveness of this agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Finance Parties arising under, by reason of or otherwise in respect of such Liens and other obligations constituted by each such Security Document. For the avoidance of doubt, each Obligor hereby confirms that each Security Document to which it is a party secures its Secured Obligations and that each such Security Document continues in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

Denison Mines Inc. 1100 - 40 University Avenue Toronto, ON M5J 1T1	DENISON MINES INC.
	By:	“Signed”
Attention: Chief Financial Officer Telefax: (416) 979-5893	By:	Name: David Cates Title: President & CEO “Signed”
Name: Gabriel McDonald Title: CFO

Denison Mines Corp. 1100 - 40 University Avenue Toronto, ON M5J 1T1	DENISON MINES CORP.
	By:	“Signed”
Attention: Chief Financial Officer Telefax: (416) 979-5893	By:	Name: David Cates Title: President & CEO “Signed”
Name: Gabriel McDonald Title: Exec VP & CFO
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The Bank of Nova Scotia Corporate Banking – Loan Syndications 40 King St. West – 55th Floor Toronto, Ontario M5W 2X6	THE BANK OF NOVA SCOTIA, as Administrative Agent
Attention: Managing Director	By:	“Signed”
Telefax: (416) 866-3329		Name: Clement Yu Title: Director

	By:	“Signed”
Name: Ryan Moonilal
Title: Analyst

The Bank of Nova Scotia Corporate Banking – Global Mining Scotia Plaza, 62nd Floor 40 King Street West	THE BANK OF NOVA SCOTIA, as Lender
Toronto, Ontario M5W 2X6	By:	“Signed”
Name: Elizabeth Daponte
Attention: Managing Director		Title: Managing Director
Telefax: (416) 866-2009	By:	“Signed”
Name: Priya Francis
Title: Associate Director

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